


13000468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



No Act
PE 1/15/13

March 15, 2013



William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated January 15, 2013

Dear Mr. Aaronson:

This is in response to your letters dated January 15, 2013 and February 6, 2013 concerning the shareholder proposal submitted to Comcast by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 15, 2013

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Comcast Corporation
Incoming letter dated January 15, 2013

The proposal urges the board to take the steps necessary to amend Comcast's articles of incorporation to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its chairman.

There appears to be some basis for your view that Comcast may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal refers to the "rules of the NASDAQ Stock Market" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the NASDAQ Stock Market's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

**Davis Polk**

**William H. Aaronson**

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 6, 2013

Re: Shareholder Proposal Submitted by The AFL-CIO Reserve Fund

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we are writing in response to the letter, dated February 1, 2013 (the "**Proponent's Letter**," a copy of which is attached hereto as Exhibit A), from the AFL-CIO Reserve Fund (the "**Proponent**"). The Proponent's Letter responds to our no-action request, dated January 15, 2013 (the "**No-Action Request**"), in which we requested that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Proponent's proposal and related supporting statement (the "**Proposal**") calling for the Company's board of directors "to take the steps necessary to amend the Company's articles of incorporation to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its Chairman" is excludable from the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") under Rule 14-8(i)(3).

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. A copy of this letter and its attachment is also being sent on this date to the Proponent.

The Proponent's Letter has not changed our view that the Proposal is impermissibly vague and indefinite and, therefore, inherently misleading under Rule 14-8(i)(3), and we continue to believe that the Proposal should be excluded from the 2013 Proxy Materials for the same reasons as those articulated by the company in WellPoint, Inc. (Feb. 24, 2012). As a result, we continue to rely on the arguments we advanced in the No-Action Request—which, in the interest of economy, we will not recapitulate here—and merely offer the two following points.

The Proponent's Letter leads with the argument that the Staff has already addressed the issue in question when it determined, in 2010, that it could not concur in the exclusion under Rule

14-8(i)(3) of "a nearly identical proposal" submitted by the Proponent to the Company. As the Proponent acknowledges, however, the 2010 proposal did not contain the language at the heart of the No-Action Request and at issue in the WellPoint letter: the reference to the external, but unexplained, standard of independence. And, moreover, like the proposals at issue in Allegheny Energy, Inc. (Feb. 12, 2010) (which the Proponent's Letter cites) and General Electric Co. (Jan. 10, 2012), the 2010 proposal contained additional language requiring that the chair not have "previously served as an executive officer of the Company," which the Proposal, like the proposal in WellPoint, does not contain. Because the 2010 proposal shares these key distinctions with the Proposal, the Staff's action in respect of the 2010 proposal lacks, in our view, persuasive authority relevant to our WellPoint argument.

Additionally, the Proponent's Letter attempts to distinguish the WellPoint letter on the basis that the proposal at issue there requested "a policy" requiring an independent chairman, whereas the Proposal seeks to amend the Company's articles of incorporation to effect a similar change. In the context of the Proposal and our No-Action Request, this is a distinction without a difference. The fact that the Proposal proposes a different avenue to the same change in no way addresses the matter at issue in both the No-Action Request and WellPoint: the vagueness and indefiniteness of the substantive change sought by the Proposal.

Because we find the Proponent's Letter inapposite to the issues raised by the No-Action Request, we simply rely on our original submission and respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

cc: Robert E. McGarrah, Jr.
AFL-CIO Reserve Fund

Arthur R. Block
Comcast Corporation

**EXHIBIT A**

# American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org



February 1, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

***Re: Comcast Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund***

Dear Sir/Madam:

This letter is submitted in response to the claim of Comcast Corporation ("Comcast" or the "Company"), by letter dated January 15, 2013, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2013 proxy materials.

## I. Introduction

Proponents' shareholder proposal urges

> the Board of Directors (the "Board") to take the steps necessary to amend the Company's articles of incorporation to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

Comcast wrongly maintains that it may omit the Proposal from its 2013 Proxy Materials because "the Proposal refers to an external set of guidelines but fails to appropriately describes those guidelines, rendering it impermissibly vague and indefinite and, thus, inherently misleading [Rule 14a-8(i)(3)].

The relevant standard here was restated in Staff Legal Bulletin No. 14G (CF):

> In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

**II. The Proposal Is Neither Vague nor Indefinite Because It Incorporates The Company's Own Definition of Director Independence as Defined by the Rules of the NASDAQ Stock Market**

In *Comcast Corp.* (March 5, 2010), the Company unsuccessfully sought to exclude a nearly identical proposal by the Proponent under Rule 14a-8(i)(3). At the time, the Company argued that the proposal in *Comcast Corp.* was vague and indefinite because it did not include a definition of director independence. In response to the Company's 2010 no action request, the Proponent successfully argued that the proposal incorporated the Company's own definition of director independence as defined by the rules of the NASDAQ Stock Market.

The instant Proposal's definition of director independence is even less vague and indefinite than the proposal in question in *Comcast Corp.* The Proposal now explicitly references the Company's own definition of director independence: the rules of the NASDAQ Stock Market. In fact, the Company's corporate governance guidelines state that "The Board defines an "independent" director in accordance with the NASDAQ requirements for independent directors." (http://cmcsk.com/govdocs.cfm?DocumentID=8136).

Moreover, we note that the Proposal's reference to the NASDAQ rules is no more vague and indefinite than the Company's own 2012 proxy statement, which references the Company's corporate governance guidelines and the "applicable NASDAQ Global Select Market rules" for the Board's definition of director independence (Definitive Proxy Statement filed April 20, 2012, p. 8).

## III. The Proposal is Distinguishable from *WellPoint, Inc.* (February 24, 2012) Because The Principle Thrust of the Proposal Seeks A Specific Change To Comcast's Articles of Incorporation

Citing *WellPoint, Inc.* (February 24, 2012), where the Staff permitted the exclusion of a proposal seeking "a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards," Comcast wrongly argues that the entire thrust of the Proposal is aimed at the adoption of the NASDAQ definition of an independent director. However, an objective reading of the Proposal and its supporting statement clearly demonstrate that the focus of the Proposal is on amending an unusual provision in the Company's Articles of Incorporation.

Unlike the proposal in *WellPoint, Inc.*, the Proposal's resolved clause urges the Board to take the necessary steps "to amend the Company's articles of incorporation." As described in the supporting statement, "The Company's articles of incorporation personally name Brian Roberts as Chairman of the Board for as long as he is willing to serve." Read together, it is clear that the principle thrust of the Proposal is to recommend an amendment to the Company's Articles of Incorporation to replace this very unusual provision with a requirement for an independent director as defined by the NASDAQ rules that are used by the Board itself to define an independent director.

Because the Proposal is focused on amending the Company's Articles of Incorporation, Comcast shareholders and the Board of Directors will instantly know what the Proposal seeks and what must be done to implement it. Consequently, the Proposal may not be excluded pursuant to Rule 14a-8(i)(3).

## IV. The Proposal Is Not Excludable Because Its Reference To The NASDAQ Rules is Not A Prominent Feature of the Proposal

The Staff has refused to permit the exclusion of similarly framed proposals where a reference to an external source was not a prominent feature of the proposal. See, *AT&T Inc.* (January 30, 2009); *Clear Channel Communications Inc.* (February 15, 2006); *Kohl's Corp.* (March 10, 2003). In this case, the Proposal before Comcast focuses extensively upon the unique nature of the Company's Articles of Incorporation that personally name the Company's Chief Executive Officer Brian Roberts as Board Chair. For this reason, the NASDAQ director independence rules are not the principle thrust of the Proposal.

For example, in *Allegheny Energy, Inc.* (February 12, 2010) the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement focused extensively on the alternate standard of independence set forth in the proposal, that the chairman be an individual who had not previously served as an executive officer of the company.

As in *Allegheny Energy*, the Proposal's reference to the applicable stock exchange listing standard is not a prominent feature of the Proposal. For this reason, a reference to the NASDAQ rules does not make the Proposal vague and indefinite, and the Proposal is not excludable under Rule 14a-8(i)(3).

**V. Conclusion**

Comcast has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(3). If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have submitted this this letter by electronic mail for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, AFL-CIO Office of Investment

REM/sdw
opeiu #2, afl-cio

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

**Davis Polk**

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: Shareholder Proposal Submitted by The AFL-CIO Reserve Fund

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") a shareholder proposal ( the "**Proposal**") and related supporting statement received from the AFL-CIO Reserve Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents informing them of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

**Introduction**

The Proposal, which as submitted by the Proponent is attached hereto as Exhibit A, requests that:

> the Board of Directors (the "Board") take the steps necessary to amend the Company's articles of incorporation to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines but fails to appropriately describe those guidelines, rendering it impermissibly vague and indefinite and, thus, inherently misleading.

**Grounds for Omission**

***The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and, thus, inherently misleading.***

Under Rule 14a-8(i)(3), the Proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("**SLB 14B**"). The Company believes that the Proposal suffers from just such a deficiency.

The Staff has previously permitted the exclusion of shareholder proposals that seek to impose a particular standard of conduct by reference to a specific set of guidelines when the proposal or supporting statement failed to adequately define and explain the substantive provisions of the guidelines. See e.g., Exxon Mobile Corp. (Mar. 21, 2011) (relating to proposal requesting the use of "guidelines from the Global Reporting Initiative"); AT&T Inc. (Feb 16, 2010) (relating to proposal requesting the use of "grassroots lobbying communications as defined in 26 C.F.R. s 56.4911-2") ; Johnson and Johnson (Feb. 7, 2003) (relating to a proposal requesting adoption of the recommendations of the "Glass Ceiling Commission"). Moreover, the Staff has repeatedly excluded proposals seeking to imposes a standard of independence on the chairman or lead director of a company's board of directors by reference to an external source without providing an adequate explanation of what that standard entails. See, e.g., PG& E Corporation (Mar. 7, 2008); Schering-Plough Corporation (Mar. 7, 2008); JPMorgan Chase & Co. (Mar. 5, 2008); Boeing Co. (Feb. 10, 2004). In fact, just last year, the Staff concurred with the exclusion of a proposal substantially identical to the Proposal.

In WellPoint, Inc. (Feb. 24, 2012), a shareholder requested that the chairman of the board of directors must be an independent director "according to the definition set forth in the New York Stock Exchange ("**NYSE**") listing standards."[1] The company argued that the proposal "relies upon an external standard of independence (the NYSE standard) in order to implement a central aspect of the proposal but fails to describe the substantive provisions of the standard." Furthermore, the company explained, without a proper description or explanation of the NYSE standards, its shareholders would be unable to determine, with any reasonable certainty, the standard of independence to be adopted under the proposal, in violation of the guidance of SLB 14B.

Importantly, the WellPoint letter distinguished its proposal from similar proposals that the Staff declined to find were impermissibly vague and indefinite, such as in Allegheny Energy, Inc. (Feb. 12, 2010). In Allegheny, the reference to the outside standard of independence was bolstered by an explicit and additional independence requirement: that the director in question not have previously served as a company executive. As explained in WellPoint, the supporting statement in that case focused extensively on this alternate standard of independence and revealed that the stock-exchange independence requirements were not the primary thrust of the proposal. Consequently, WellPoint argued, a description of the referred-to stock exchange independence standard was not necessary in those cases for the shareholders to understand the core substance of the proposal.[2]

Like the proposal in WellPoint, the Proposal does not provide an alternative standard of independence, but merely references the "rules of the NASDAQ Stock Market" without any explanation of what that standard entails. And without any such explanation, the Company's shareholders would not "be able to determine with any reasonable certainty exactly what action or measures the proposal requires." SLB 14B; see Capital One Financial Corp. (Feb. 7, 2003); Boeing Co. (Feb. 10, 2004). The NASDAQ standard of independence is a central element of the Proposal that is not defined or explained. Consequently, the Company believes that the Proposal would be properly excluded under Rule 14a-8(i)(3).

Moreover, as argued in WellPoint, the Company does not believe that the supporting statement's discussion of a separation between a company's CEO and its chairman is sufficient to supplement or clarify the reference to the NASDAQ standard of independence. Staff precedent clearly establishes that where a proposal requests full adherence to an external standard, as in the instant case, describing only a portion of that standard would be insufficient to provide the required guidance to shareholders and the company. See e.g., Boeing Co. (Feb. 5, 2010); Occidental Petroleum Corporation (Mar. 8, 2002); Revlon Inc. (Mar. 13, 2001) (all concurring in the exclusion of proposals that reference an external standard but failed to adequately describe the standard despite referring to some, but not all, of the standard's provisions).

---

[1] Apart from asking the board to adopt a policy instead of to amend the company's articles of incorporation, the substance of the WellPoint proposal was the same as the Proposal, except that the WellPoint proposal referred to the NYSE, not the NASDAQ, listing standards because WellPoint is a NYSE-listed company.

[2] We note that the Staff recently addressed a similar set of arguments in General Electric Co. (Jan. 10, 2012) and declined to concur in the exclusion of an independent-chairman proposal. However, like the proposal in Allegheny, the proposal at issue in General Electric Co. requested that the chairman be an independent director "by the standard of the New York Stock Exchange, who has not previously served as an executive officer of GE" (emphasis added). As a result of the emphasized language, General Electric Co., like Allegheny, is distinguishable from this case and WellPoint.

We note that the Staff has previously denied no-action relief where a proposal "only requested a policy based on an external standard if the standard is generally described in the proposal." See e.g., Peabody Energy Corp. (Mar. 8, 2006); The Stride Rite Corporation (Jan. 16, 2002). But the Proposal seeks impose the actual independence standard of the NASDAQ market rules, requesting that "the board take the steps necessary ... to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its Chairman," leaving the Company no discretion on whether to implement some or all of the NASDAQ requirements. One of the NASDAQ independence standards is that a chairman not be an executive officer of the company; but nothing in the Proposal and its supporting statement adequately describes the additional requirements of the NASDAQ standards. Consequently, the Company's shareholders would not have the information they need to make an informed decision on the policy the Proposal seeks to impose.

We recognize that the Staff has denied no-action relief under Rule 14a-8(i)(3) for certain proposals that have referred to third-party independence standards. See e.g., AT&T Inc. (Jan. 30, 2009); Clear Channel Communications Inc. (Feb. 15, 2006). However, the Company believes that the no-action requests in those cases did not clearly and sufficiently argue that the proposals were vague and indefinite as a result of their references to external standards without an adequate description of those standards.

Comcast believes that the Proposal's failure to adequately explain or describe the NASDAQ standard of director independence render the Proposal impermissibly vague and indefinite and, therefore, excludable pursuant to Rule 14a-8(i)(3).

**Conclusion**

Comcast believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and thus inherently misleading.

Comcast respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Brandon J. Rees

Arthur R. Block
Comcast Corporation

EXHIBIT A


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

# Facsimile Transmittal

Date: December 18, 2012

To: Arthur R. Block, Comcast

Fax: 215-286-7794

From: Brandon J. Rees, AFL-CIO

Pages: _4_(including cover page)

---

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

# American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org



December 18, 2012

*Sent by Facsimile and UPS*

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Comcast Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1986 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. We look forward to the opportunity to discuss the content of the Proposal with you. Please direct all questions or communication regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

**RESOLVED:** Shareholders of Comcast Corporation (the "Company") urge the Board of Directors (the "Board") to take the steps necessary to amend the Company's articles of incorporation to require that an independent director (as defined by the rules of the NASDAQ Stock Market) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

**Supporting Statement**

We believe it is the responsibility of the Board to protect shareholders' long-term interests by providing independent oversight of management in directing the Company's business and affairs. In our opinion, the designation of a presiding director is not an adequate substitution for an independent Chairman of the Board. We believe an independent Chairman can enhance investor confidence in our Company and strengthen the independent leadership of the Board.

The Company's articles of incorporation personally name Brian Roberts as Chairman of the Board for as long as he is willing to serve. We believe that this unique provision—combined with the Company's dual class stock that provides Brian Roberts a non-dilutable one-third vote despite owning less than one percent of all of the Company's outstanding voting shares—reduces management's accountability to shareholders.

The Chairmen's Forum, an organization of non-executive board chairmen, has called on North American public companies to voluntarily adopt independent chairmanship as the default model. An independent Chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Millstein Center for Corporate Governance and Performance, Yale School of Management, *Chairing the Board: The Case for Independent Leadership in Corporate North America*, 2009.)

In our view, when the CEO serves as Chairman, this arrangement may hinder the ability of the Board to monitor the CEO's performance and to provide the CEO with objective feedback and guidance. Andrew Grove, former Chairman and CEO of Intel Corporation, has stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Jeffrey E. Garten, Don't Let the CEO Run the Board, Too, Business Week, November 11, 2002.)

For these reasons, we urge you to vote **FOR** this resolution.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/207-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

December 18, 2012

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1986 shares of common stock (the "Shares") of Comcast Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 18, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 18, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment